Exhibit 99.1

News Release	Contact: Felicia Ladin (808) 334-9455 investorrelations@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2024

KAILUA KONA, Hawaii (June 26, 2024) — Cyanotech Corporation (OTCQB Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the fourth quarter and fiscal year 2024, ended March 31, 2024.

Commenting on the fiscal year results (changes shown vs. fiscal 2023), Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

“Although the year was filled with challenges, our team effectively managed spending, production and inventory to conclude the year with only slightly increased debt of $209,000. As we look forward to this next year, and the increasing interest we are currently seeing in our products along with new product offerings, we are now turning our focus to meeting this demand with a well-managed increase in supply. We have preliminarily secured the financing to ensure we can meet market demand.”

“Our sales were essentially flat with the prior year, however, the product mix shifted as we saw an increase in our packaged sales. This increase was offset by declines in spirulina bulk sales as the market for bulk material is increasingly price sensitive with many companies sourcing lower priced international ingredients.”

“Our re-aligned commercial function continues to expand on and create market awareness with strategic initiatives. These initiatives include restructuring the sales team to bolster both the business to business and business to consumer channels, aligning our selling materials and messaging with our commitment to transparency and sustainability, and refining our core value proposition to emphasize and educate the consumer about our high-quality farm-direct, and responsibly grown products. We have also expanded our product offerings by launching our BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina® in new, convenient gummy formats.”

Fiscal Year 2024

Cyanotech reported net sales of $23,071,000 for fiscal 2024 compared to $23,178,000 in fiscal 2023, a decrease of 0.5%. Gross profit was $5,945,000, with gross profit margin of 25.8%, compared to gross profit of $7,259,000 and gross profit margin of 31.3%. Operating loss was $4,592,000 compared to operating loss of $2,920,000.

Net loss was $5,267,000 or $0.81 loss per share, compared to net loss of $3,440,000 or $0.55 earnings per share.

Fourth Quarter Fiscal 2024

Cyanotech reported net sales of $5,970,000 for the fourth quarter of fiscal year 2024 compared to $5,391,000 in the fourth quarter of fiscal 2023, an increase of 10.7%. Gross profit was $675,000 with gross profit margin of 11.3%, compared to gross profit of $1,387,000 and gross profit margin of 25.7% in the fourth quarter of fiscal 2023. Operating loss was $1,903,000 compared to operating loss of $1,255,000 in the fourth quarter of fiscal 2023. Net loss was $2,081,000, or $0.30 loss per share, compared to net loss of $1,430,000, or $0.23 loss per share in the fourth quarter of fiscal 2023.

Please review the Company’s Form 10-K for the period ended March 31, 2024 for more detailed information.

— Cyanotech will host a broadcast at 9:00 PM EDT on Thursday, June 27, 2024, to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Thursday, June 27, 2024. The Company will respond only to relevant questions relating to the Company’s fourth quarter and fiscal 2024 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, availability of financing, and our ability to continue as a going concern, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the fiscal year ended March 31, 2024, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED BALANCE SHEETS

March 31,

	2024	2023
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$707	$974
Accounts receivable, net of allowance for credit losses of $11 in 2024 and $64 in 2023	2,102	1,331
Inventories	7,313	10,707
Prepaid expenses and other current assets	469	484
Total current assets	10,591	13,496
Equipment and leasehold improvements, net	10,109	11,366
Operating lease right-of-use assets, net	4,284	4,776
Other assets	128	90
Total assets	$25,112	$29,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,439	$1,021
Accrued expenses	757	1,101
Customer deposits	198	89
Operating lease obligations, current portion	530	483
Short term debt – bank	1,240	—
Line of credit – bank	—	1,540
Line of credit – related party	1,250	500
Current maturities of long-term debt	3,140	3,369
Total current liabilities	8,554	8,103

Long-term debt, less current maturities	1,000	1,000
Long-term operating lease obligations	3,744	4,275
Other long-term liabilities	—	3
Total liabilities	13,298	13,381

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,947,246 shares at March 31, 2024 and 6,271,971 shares at March 31, 2023	139	125
Additional paid-in capital	34,576	33,856
Accumulated deficit	(22,901)	(17,634)
Total stockholders’ equity	11,814	16,347
Total liabilities and stockholders’ equity	$25,112	$29,728

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2024	2023	2022
	(in thousands, except per share data)

Net sales	$23,071	$23,178	$35,968
Cost of sales	17,126	15,919	22,402
Gross profit	5,945	7,259	13,566
Operating expenses:
General and administrative	4,464	4,659	5,367
Sales and marketing	5,384	4,750	4,913
Research and development	689	770	712
Total operating expense	10,537	10,179	10,992
(Loss) income from operations	(4,592)	(2,920)	2,574
Other income (expense):
Interest expense, net	(668)	(502)	(392)
(Loss) income before income taxes	(5,260)	(3,422)	2,182
Income tax expense	(7)	(18)	(28)
Net (loss) income	$(5,267)	$(3,440)	$2,154
Net (loss) income per share:
Basic	$(0.81)	$(0.55)	$0.35
Diluted	$(0.81)	$(0.55)	$0.35
Shares used in calculation of net (loss) income per share:
Basic	6,531	6,244	6,157
Diluted	6,531	6,244	6,168

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com